CAESARS GROWTH PROPERTIES HOLDINGS, LLC

One Caesars Palace Drive

Las Vegas, NV 89109

June 24, 2015

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tom Kluck

Legal Branch Chief

Re:	Caesars Growth Properties Holdings, LLC

Caesars Growth Properties Finance, Inc.

PHWLV, LLC

TSP Owner LLC

Caesars Growth Cromwell, LLC

Caesars Growth Quad, LLC

3535 LV NewCo, LLC

Caesars Growth Bally’s LV, LLC

FHR NewCo, LLC

LVH NewCo, LLC

Flamingo-Laughlin NewCo, LLC

Parball NewCo, LLC

Caesars Growth Harrah’s New Orleans, LLC

Caesars Growth PH Fee, LLC

Caesars Growth PH, LLC

Jazz Casino Company, L.L.C.

JCC Holding Company II LLC

JCC Fulton Development, L.L.C.

Caesars Growth Laundry, LLC

Laundry Newco, LLC

Registration Statement on Form S-4 (File No. 333-203106)

Dear Mr. Tom Kluck:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Caesars Growth Properties Holdings, LLC, a Delaware limited liability company (the “Company”), and certain of the Company’s subsidiaries (together with the Company, the “Registrants”) hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to June 26, 2015 at 4:30 p.m. Eastern time or as soon thereafter as may be practicable.

Securities and Exchange Commission	2

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212-373-3055).

Sincerely,

Caesars Growth Properties Holdings, LLC

Caesars Growth Properties Finance, Inc.

PHWLV, LLC

TSP Owner LLC

Caesars Growth Cromwell, LLC

Caesars Growth Quad, LLC

3535 LV NewCo, LLC

Caesars Growth Bally’s LV, LLC

FHR NewCo, LLC

LVH NewCo, LLC

Flamingo-Laughlin NewCo, LLC

Parball NewCo, LLC

Caesars Growth Harrah’s New Orleans, LLC

Caesars Growth PH Fee, LLC

Caesars Growth PH, LLC

Jazz Casino Company, L.L.C.

JCC Holding Company II LLC

JCC Fulton Development, L.L.C.

Caesars Growth Laundry, LLC

Laundry Newco, LLC

By:	/s/ Craig Abrahams
Name:	Craig Abrahams
Title:	Attorney-in-fact

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP